UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

CAMTEK LTD.

This amendment on Form 6-K/A amends the Form 6-K furnished to the Securities and Exchange Commission on June 16, 2015, wherein Camtek Ltd. (“we,” “us” or the “Company”) filed its Proxy Statement in connection with the Annual and Special General Meeting of Shareholders (the “Meeting”) to take place on August 5, 2015.T

Attached as Exhibit A to this Form 6-K/A and incorporated by reference herein is an amended Proxy Statement intended to replace the original Proxy Statement, which, due to a technical error, was missing a certain paragraph under Item D relating to the proposed grant of a cash bonus to the Company's CEO for 2014.

Other than adding the omitted text (now included under Item D of the amended Proxy Statement) all other information included in the original Proxy Statement, and Proxy Card filed with it, remain unchanged.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: July 14, 2015